C^m 8/14

8/11

06008900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/27/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structured and Alternative Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Alexander Park, Suite 302
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Munish Sood 609-514-0035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C.
(Name – *if individual, state last, first, middle name*)

PO Box 7648 (Address) Princeton (City) NJ (State) 08543-7648 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/19

OATH OR AFFIRMATION

I, Munish Sood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structured and Alternative Securities, LLC, as of Dec 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GIA A. SMALL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 27, 2008

Notary Public

M. Sood
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2006
WASH. D.C. 213

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

Financial Statements

and

Supplementary Information

Year Ended December 31, 2005

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

Table of Contents

Year Ended December 31, 2005

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT

To The Member of
STRUCTURED AND ALTERNATIVE SECURITIES, LLC

We have audited the accompanying statement of financial condition of **STRUCTURED AND ALTERNATIVE SECURITIES, LLC** (the "Company") as of December 31, 2005, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **STRUCTURED AND ALTERNATIVE SECURITIES, LLC** as of December 31, 2005, and the results of its operations, changes in member's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, PC
Certified Public Accountants

April 14, 2006

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
Formerly The Mount Ritter Group, pc

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 40,807
Total Assets	$ 40,807
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accrued expenses	$ 5,975
Total Liabilities	5,975
Member's Capital	$ 34,832
Total Liabilities and Member's Capital	$ 40,807

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2005

Revenues	
Placement fees	$ 281,250
Other expenses	
Exchange dues	4,037
Professional fees	46,125
Subscriptions	822
Office expense	2,108
Total operating expenses	53,092
Net income	$ 228,158

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year Ended December 31, 2005

Balance, January 1, 2005	$ -
Contributions	56,674
Net income	228,158
Distributions	(250,000)
Balance, December 31, 2005	$ 34,832

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net income	$ 228,158
Adjustments to reconcile income from operations to net cash provided by operating activities	
Changes in assets and liabilities	
Accrued expenses	5,975
Net cash provided by operating activities	234,133
Cash Flows from Financing Activities	
Capital contributions	56,674
Capital distributions	(250,000)
Net cash used in financing activities	(193,326)
Net increase in cash	40,807
Cash, beginning of year	-
Cash, end of year	$ 40,807

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

STRUCTURED AND ALTERNATIVE SECURITIES, LLC (the "Company") was incorporated on June 27, 2005, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company assists in the brokerage of private placements of securities and assists as structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

Pro rata income from the Company flows through to the member's individual Federal and State income tax returns. The Company is not a taxpaying entity for the purpose of Federal and State income taxes, and thus, no income taxes have been recorded in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $34,832, which exceeded its requirements of $5,000 by $29,832.

C. MAJOR CUSTOMERS

The Company participated in only one placement of securities and thus generated all of its placement fee revenue from one issuer.

D. RELATED-PARTY TRANSACTIONS

The sole member and owner of the Company provides advisory and management services to the Company without compensation. Capital distributions of $250,000 were made to the sole member and owner for the year ended December 31, 2005.

E. PROFESSIONAL FEES

In accordance with applicable accounting standards, professional fees of $35,000 incurred in connection with the organization of the Company have been recorded within professional fees in the Statement of Income for the year ended December 31, 2005.

SUPPLEMENTARY INFORMATION

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2005

Member's Capital	$ 34,832
Deductions: Non-allowable assets	-
Non-allowable assets	-
Net capital	34,832
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 29,832
Aggregate indebtedness	$ 5,975
Ratio of aggregate indebtedness to net capital	0.1715 to 1

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2005).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 39,832
Audit adjustments (net)	(5,000)
Net capital per above	$ 34,832

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member of
STRUCTURED AND ALTERNATIVE SECURITIES, LLC

In planning and performing our audit of the financial statements of **STRUCTURED AND ALTERNATIVE SECURITIES, LLC** (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and following the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the Company's practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
MARGUERITE L. MOUNT, CPA✦
ROBERT J. RAHL, CPA*
SHERISE D. RITTER, CPA✦
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
· CPA IN NY
✦CPA IN NJ AND NY

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition under which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at December 31, 2005, the Company's practices and procedures were adequate to meet the SEC's objectives.

This report recognizes that it is not practical in an organization of the Company's size to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

April 14, 2006